SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                   FORM 8-A/A

                       AMENDMENT TO APPLICATION OR REPORT
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Burlington Industries, Inc.
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             (Exact name of registrant as specified in its charter)

                  Delaware                            56-1584586
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)

        3330 West Friendly Avenue
        Greensboro, North Carolina                       27410
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(Address of principal executive offices)               (Zip Code)

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

         If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ X ]

         If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this Form relates: ______________ (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                     Name of each exchange on which
         to be so registered                     each class is to be registered
         -------------------                     ------------------------------
         Rights to Purchase Series A Junior
         Participating Preferred Stock           New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:    None.


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Item 1.           Description of Registrant's Securities to be Registered.

                  On December 3, 1997, the Board of Directors of Burlington Industries, Inc. (the "Company") declared a distribution of one Right to Purchase Series A Junior Participating Preferred Stock (each, a "Right", and collectively, the "Rights") for each outstanding share of Common Stock, par value $.01 per share, of the Company (the "Voting Common Stock") and for each outstanding share of Nonvoting Common Stock, par value $.01 per share, of the Company (the "Nonvoting Common Stock"; collectively with the Voting Common Stock, the "Company Common Stock"), to stockholders of record at the close of business on December 15, 1997 (the "Record Date"), and for each share of Company Common Stock issued (including shares distributed from treasury) by the Company thereafter and prior to the Distribution Date (as defined below). The Rights were previously registered with the Securities and Exchange Commission on Form 8-A on December 4, 1997. The description and terms of the Rights were set forth in the Rights Agreement dated as of December 3, 1997 (the "Rights Agreement"), between the Company and Wachovia Bank, N.A., as Rights Agent (the "Rights Agent").

                  On February 4, 1999, the Board of Directors of the Company determined to amend the Rights Agreement and approved the Rights Agreement dated as of December 3, 1997 (amended and restated as of February 4, 1999), between the Company and the Rights Agent (the "Amended Rights Agreement"). The Amended Rights Agreement was adopted to eliminate all "continuing director" provisions from the Rights Agreement and to amend or remove certain related provisions. The description and terms of the Rights are set forth in the Amended Rights Agreement. A complete copy of the Amended Rights Agreement, which includes as Exhibit A the Form of Rights Certificate, is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The following description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit 4.1.

                  Each Right entitles the registered holder, subject to the terms of the Amended Rights Agreement, to purchase from the Company one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a Purchase Price of $50.00 per Unit, subject to adjustment. The Purchase Price is payable in cash or by certified or bank check or money order payable to the order of the Company.

                  Initially, the Rights attach to all certificates evidencing shares of outstanding Company Common Stock, and no separate Rights Certificates are distributed. The Rights will separate from the Company Common Stock and the "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company, or any employee benefit plan of the


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Company or such subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of, 15% or more of the then outstanding shares of Voting Common Stock, and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Voting Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (also including shares distributed from treasury) will contain a notation incorporating the Amended Rights Agreement by reference and (iii) the surrender for transfer of any certificates evidencing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock evidenced by such certificates.

                  The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 4, 2007, unless earlier redeemed by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will evidence the Rights.

                  In the event that (i) a Person becomes the beneficial owner of 15% or more of the then outstanding shares of Voting Common Stock, (ii) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Amended Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs that results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization) (each such event being referred to as a "Section 11(a)(ii) Event"), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Amended Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.


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                  In the event that, at any time following the Stock Acquisition
Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the next preceding paragraph), (ii) any Person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person, or
(iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

                  The Purchase Price payable, and the number of Units of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

                  At any time until 10 days following the Stock Acquisition Date, a majority of the Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment in certain events) (the "Redemption Price"), payable, at the election of such majority of the Directors, in cash, shares of Company Common Stock or other securities. At the time the redemption becomes effective (which may be immediately upon the action of a majority of the Directors ordering the redemption of the Rights), the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

                  The Board of Directors, at its option, may exchange each Right for (i) one Unit of Preferred Stock or (ii) such number of Units of Preferred Stock as will equal (x) the


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difference between the aggregate market price of the number of Units of
Preferred Stock to be received upon a Section 11(a)(ii) Event and the purchase price set forth in the Amended Rights Agreement, divided by (y) the market price per Unit of Preferred Stock upon a Section 11(a)(ii) Event.

                  Any of the provisions of the Amended Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Amended Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Amended Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

                  Each Unit of Preferred Stock will have one vote, voting together with the Voting Common Stock. Rights held by holders of Nonvoting Common Stock will be exercisable for Units of Preferred Stock, but such Preferred Stock will be nonvoting so long as it is held by The Equitable Life Assurance Society of the United States or its affiliates, the current holders of the Nonvoting Common Stock. The holders of Units of Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Preferred Stock are in arrears for six consecutive fiscal quarters. Otherwise, all holders of Preferred Stock that may be acquired upon exercise of the Rights will be entitled to the same rights and privileges.

                  The Units of Preferred Stock will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

                  Each Unit of Preferred Stock will have a minimum preferential quarterly dividend of $.01 per Unit or any higher per share dividend declared on the Company Common Stock.

                  In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $.01 per Unit and the per share amount paid in respect of a share of Company Common Stock.

                  In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.



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                  The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

                  Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Company Common Stock.

                  The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company because the Rights may be redeemed by the Company at $.01 per Right at any time on or prior to the tenth day following the Stock Acquisition Date (subject to extension by the Company's Board of Directors). Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Company's Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

Item 2.  Exhibits.

         Exhibit 4.1 is hereby amended in its entirety by replacing the Rights Agreement with the Amended Rights Agreement.

Exhibit No.       Description

    4.1 Rights Agreement dated as of December 3, 1997 (amended and restated as of February 4, 1999), between Burlington Industries, Inc. and Wachovia Bank, N.A., as Rights Agent.




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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                             BURLINGTON INDUSTRIES, INC.



                                             By:  /s/ John D. Englar
                                                  ----------------------------
                                                  Name:  John D. Englar
                                                  Title:  Senior Vice President

Date:    April 5, 1999




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                                  EXHIBIT INDEX


Exhibit
  No.             Description

    4.1 Rights Agreement dated as of December 3, 1997 (amended and restated as of February 4, 1999), between Burlington Industries, Inc. and Wachovia Bank, N.A., as Rights Agent.